Exhibit 107
EX-FILING FEES

Calculation of Filing Fee Table
Schedule TO
(Form Type)
Hancock Park Corporate Income, Inc.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$532,803.84	0.01102%	$58.71

Fees Previously Paid	$0		$0.0

Total Transaction Valuation	$532,803.84

Total Fees Due for Filing			$58.71

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$58.71